Sequans Secures Standstill Agreements on Existing Debt Maturities

PARIS, France --- April 9, 2024 --- Sequans Communications S.A. (NYSE: SQNS) (“Sequans”) (the “Company”), a leading developer and provider of 5G/4G solutions for IoT devices, issued a statement regarding the imminent maturity of debt obligations in the coming days.

Sequans has secured standstill agreements from its three main financial debt holders, Lynrock Lake, Nokomis, and Renesas. The agreements grant an initial one-month standstill period that may be further extended subject to certain milestones being met. The goal is to provide sufficient time for the Company to effectively negotiate and finalize a new strategic transaction, thereby securing a long-term solution that aligns with the interests of all stakeholders.

“We recognize the importance of transparency and commit to maintaining open communication as we navigate all our strategic options,” said Georges Karam, Sequans CEO. “Our top priority remains the sustainable growth and success of Sequans, and we are dedicated to taking all necessary steps to ensure a favorable outcome for the Company. The termination of the Memorandum of Understanding between Renesas and Sequans has attracted interest from multiple key industry participants. We are now actively engaged in those discussions, and extending the debt maturities should help us achieve the best outcome for all the Company’s constituents, including customers, employees, and other stakeholders.”

Forward Looking Statements

This press release contains projections and other forward-looking statements regarding future events and our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding potential strategic options, our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2022, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses resulting from inflationary pressures and rising interest rates, including manufacturing and operating expenses and interest expense, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuations to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of the Ukraine-Russia and Israeli-Hamas conflicts on our independent contractors located in Ukraine and operations in Israel, (xiii) our ability to raise debt and equity financing, and (xiv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

About Sequans

Sequans Communications S.A. (NYSE: SQNS) is a leading developer and supplier of cellular IoT connectivity solutions, providing chips and modules for 5G/4G massive and broadband IoT. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband IoT applications, Sequans offers a product portfolio based on its Cassiopeia Cat 4/Cat 6 4G and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, and China. Visit Sequans online at www.sequans.com , and follow us on Twitter and Linked In.

Investor Relations: Kim Rogers, Hayden IR, +1 385.831.7337, Kim@haydenir.com
Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com